Vizsla's New EM Discovery Returns 4,431 g/t
Silver Equivalent Over 0.30 Metres Within 2.5
Metres of 797 g/t Silver Equivalent in Proof-of-
Concept Drilling

(VZLA-TSX-V)

VANCOUVER, BC, July 15, 2021 /CNW/ - Vizsla Silver Corp. (TSXV: VZLA) (OTCQB: VIZSF) (Frankfurt: 0G3) ("Vizsla" or the "Company") is pleased to provide the results from the first four holes at the Josephine vein at the Panuco silver-gold project ("Panuco" or the "Project") in Mexico. The vein was discovered parallel to the Napoleon vein using ground electromagnetics ("EM") and remains open in all directions.

Highlights

•   Hole NP-21-132 returns 797 g/t silver equivalent (AgEq) over 2.5 metres downhole from 178.1 metres (m) including;

•    4,431 g/t silver equivalent over 0.30 m downhole from 179.2

•   Hole NP-21-139 returns 869 g/t silver equivalent over 1.45 metres downhole from 197.55m

•   Drilling intersected veining of 90m strike, 190m depth where it remains open. EM has mapped the vein over 1.7 kilometres

Vizsla President and CEO, Michael Konnert, commented: "The fact that we have confirmed successful electromagnetic targeting of the high-grade veins in the district, is ground-breaking for Vizsla and the Panuco district. This successful EM survey is a testament to the high-grade nature of the district which features massive to semi-massive sulphide mineralization which is typically uncommon in Mexican vein fields. We have been successful in drilling the very first EM target in the district resulting in a brand-new discovery of a potentially 1.7km long vein parallel to Napoleon, which may have otherwise remained undiscovered. This tool grows our discovery potential and gives us the ability to target high-grade, previously undiscovered veins in the district, growing the over 80 kms of cumulative vein extent. In addition to this newly discovered zone, only 200m from Napoleon, we have commenced drilling multiple new untested EM targets identified from the trial survey. Vizsla is drilling aggressively to define the Company's maiden resource estimate and demonstrate that Panuco can host a globally significant silver resource."

Josephine Drilling Details

The Josephine vein was discovered during a trial fixed loop ground EM survey completed along the Napoleon Vein Corridor. The vein runs subparallel, approximately 200m to the west of the Napoleon vein and was not known prior to the EM survey.

The vein is defined with three separated EM plate targets however the vein is likely to be a continuous vein over 1,700 metres of strike. The separated targets either reflect zones of increased massive sulphide along the vein or more likely limitations in the survey design due to the overlap of the transmitter loop and receiver lines.

The vein mineralogy, textures and style of mineralization are very similar to the main Napoleon zone with multiple episodes of vein formation. Quartz varies from massive, banded to brecciated and has white to grey coloured phases. Mineralization varies from disseminated to massive and is composed of galena, sphalerite, argentite/acanthite and pyrite. All three holes have subzones of massive sulphide believed to define the EM anomaly and in hole NP-21-132 this sub-interval contains very high grades of silver and gold (0.3m at 3,320g/t silver, 12.4g/t gold) with base metals (1.77% lead and 4.9% zinc).

The Company is presently drilling at the northern end of the Napoleon vein corridor (1,540m along strike from the discovery holes) where the projected Josephine vein and Napoleon veins are close enough to intersect with a single hole (Figure 1). This drilling has successfully intersected both veins with the Josephine vein occurring within metres of the modelled EM plate target. Drilling is ongoing and assays are pending.

Drilling has also commenced on combined EM and mapping targets in the La Colorada area, the northern portion of the Cinco Senores vein corridor (Figure 1). The area is host to a historic resource within a flat-lying vein and EM anomalies have been defined to the north and south. High grade samples have been returned from surface and, underground sampling of historic workings. A new geological interpretation suggesting the northwest corridor as the dominant control on the flat- lying veins makes this area a very high priority target for the Company.

Complete table of Josephine drill hole intersections

	From	To	Down	Gold	Silver	Lead	Zinc	Silver Equivalent
Drillhole			Hole Length

	(m)	(m)	(m)	(g/t)	(g/t)	(%)	(%)	(g/t)
NP-21-132	178.1	180.6	2.5	2.16	598.6	0.45	1.00	797.4
Incl.	179.2	179.5	0.30	12.40	3,320	1.77	4.91	4,431.4
NP-21-137	170.4	172.9	2.5	0.73	99.6	0.43	1.84	214.2
NP-21-139	197.55	199.0	1.45	3.40	426.5	1.01	5.51	868.7
Incl.	197.55	198.7	1.15	3.91	502.0	1.25	6.80	1,020.3
NP-21-141	No significant values

Table 1: Downhole drill intersections from holes completed at the Josephine Zone on the Napoleon Vein Corridor. Hole numbers are non-sequential due to additional drilling along the vein corridor; every hole with assays received has been reported.

Note: All numbers are rounded. True widths are estimated to be 45% of downhole widths. Silver equivalent is calculated using the following formula: Silver-equivalent = ((Au_g/t x 52.48) + (Ag_g/t x 0.5289) + (Pb_ppmx 0.0013) + (Zn_ppmx 0.0013)) / 0.5627. Metal price assumptions are $17.50 oz silver, $1,700 oz gold, $0.75 pound lead and $0.85 pound zinc, recoveries assumptions are 96% gold, 94% silver, 78% lead and 70% zinc based on similar deposit types.

Drill Collar Information

Prospect	Drillhole	Easting	Northing	Elevation	Dip	Azimuth	Hole Depth
Josephine	NP-21-132	403,276	2,587,055	497	-40	219	196
	NP-21-137	403,276	2,587,056	497	-47	228	198
	NP-21-139	403,277	2,587,056	497	-52.5	224	274
	NP-21-141	403,277	2,587,055	497	-40	210	289

Table 2: Drill hole details. Coordinates in WGS84, Zone 13

Figure 1: Drone magnetic survey with drill holes, mapped veins and new EM targets (yellow 3D 'plates' project to surface) plotted and labelled. (CNW Group/Vizsla Silver Corp.)

Figure 2: Cross section through Josephine and Napoleon. (CNW Group/Vizsla Silver Corp.)

About the Panuco project

Vizsla has an option to acquire 100% of the newly consolidated 9,386.5-hectare Panuco district in southern Sinaloa, Mexico, near the city of Mazatlán. The option allows for the acquisition of over 75 kilometres of total vein extent, a 500 ton per day mill, 35 kilometres of underground mines, tailings facilities, roads, power and permits.

The district contains intermediate to low sulfidation epithermal silver and gold deposits related to siliceous volcanism and crustal extension in the Oligocene and Miocene. Host rocks are mainly continental volcanic rocks correlated to the Tarahumara Formation.

Quality Assurance / Quality Control

Drill core and rock samples were shipped to ALS Limited in Zacatecas, Zacatecas, Mexico and in North Vancouver, Canada for sample preparation and for analysis at the ALS laboratory in North Vancouver. The ALS Zacatecas and North Vancouver facilities are ISO 9001 and ISO/IEC 17025 certified. Silver and base metals were analyzed using a four-acid digestion with an ICP finish and gold was assayed by 30-gram fire assay with atomic absorption ("AA") spectroscopy finish. Over limit analyses for silver, lead and zinc were re-assayed using an ore-grade four-acid digestion with AA finish.

Control samples comprising certified reference samples, duplicates and blank samples were systematically inserted into the sample stream and analyzed as part of the Company's quality assurance / quality control protocol.

Qualified Person

The Company's disclosure of technical or scientific information in this press release has been reviewed and approved by Martin Dupuis, P.Geo., Vice President of Technical Services for Vizsla Silver. Mr. Dupuis is a Qualified Person as defined under the terms of National Instrument 43-101.

Stock Options

The Company would like to announce that it has granted a total 220,000 options to an officer at a strike price of $2.44. They are exercisable for a period of five years and they will vest over the next two years. They are subject to the policies of the TSX Venture Exchange.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under applicable Canadian securities laws. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "would", "could", "schedule" and similar words or expressions, identify forward-looking statements or information. These forward- looking statements or information relate to, among other things: the development of Panuco, including drilling programs and mobilization of drill rigs; future mineral exploration, development and production; and completion of a maiden drilling program.

Forward-looking statements and forward-looking information relating to any future mineral production, liquidity, enhanced value and capital markets profile of Vizsla, future growth potential for Vizsla and its business, and future exploration plans are based on management's reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management's experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, the price of silver, gold and other metals; no escalation in the severity of the COVID-19 pandemic; costs of exploration and development; the estimated costs of development of exploration projects; Vizsla's ability to operate in a safe and effective manner and its ability to obtain financing on reasonable terms.

These statements reflect Vizsla's respective current views with respect to future events and are necessarily based upon a number of other assumptions and estimates that, while considered reasonable by management, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or forward-looking information and Vizsla has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the Company's dependence on one mineral project; precious metals price volatility; risks associated with the conduct of the Company's mining activities in Mexico; regulatory, consent or permitting delays; risks relating to reliance on the Company's management team and outside contractors; risks regarding mineral resources and reserves; the Company's inability to obtain insurance to cover all risks, on a commercially reasonable basis or at all; currency fluctuations; risks regarding the failure to generate sufficient cash flow from operations; risks relating to project financing and equity issuances; risks and unknowns inherent in all mining projects, including the inaccuracy of reserves and resources, metallurgical recoveries and capital and operating costs of such projects; contests over title to properties, particularly title to undeveloped properties; laws and regulations governing the environment, health and safety; the ability of the communities in which the Company operates to manage and cope with the implications of COVID-19; the economic and financial implications of COVID-19 to the Company; operating or technical difficulties in connection with mining or development activities; employee relations, labour unrest or unavailability; the Company's interactions with surrounding communities and artisanal miners; the Company's ability to successfully integrate acquired assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; stock market volatility; conflicts of interest among certain directors and officers; lack of liquidity for shareholders of the Company; litigation risk; and the factors identified under the caption "Risk Factors" in Vizsla's management discussion and analysis. Readers are cautioned against attributing undue certainty to forward-looking statements or forward-looking information. Although Vizsla has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. Vizsla does not intend, and does not assume any obligation, to update these forward-looking statements or forward-looking information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

SOURCE Vizsla Silver Corp.

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For further information: and to sign-up to the mailing list, please contact: Michael Konnert,

President and Chief Executive Officer, Tel: (604) 838-4327, Email: michael@vizslasilver.ca,

Website: www.vizslasilvercorp.ca

CO: Vizsla Silver Corp.

CNW 06:30e 15-JUL-21